Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold”) 666 Burrard Street, Suite 3110 Vancouver, British Columbia, V6C 2X8

Item 2.	Date of Material Change
September 19, 2011

Item 3.	News Release

A press release with respect to this material change report was issued by New Gold on September 19, 2011 through Canadian Newswire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change
New Gold announced significant increase in gold resources at Blackwater Project.

Item 5.	Full Description of Material Change
New Gold announced an updated National Instrument 43-101 compliant mineral resource estimate for the Blackwater Project in central British Columbia.
• Indicated gold resource: 165 million tonnes at an average grade of 1.01 g/t containing 5.4 million ounces of gold
• Inferred gold resource: 39 million tonnes at an average grade of 0.94 g/t containing 1.2 million ounces of gold

The updated mineral resource estimate incorporates drill results from both the 100%-owned southern portion of the project and the 75%-owned northern portion, where Silver Quest Resources Ltd. owns the remaining 25%. The resource estimates by property are summarized in the table below:

New Gold’s share of Indicated resources increased by 3.0 million ounces to 4.8 million ounces when compared to the initial March 2011 resource estimate for the deposit. This increase was a result of continued drilling which led to approximately 1.0 million ounces of Inferred resources from the March 2011 estimate being upgraded leaving New Gold’s share of Inferred resources at 1.0 million ounces compared to 2.0 million ounces in March 2011.

The updated estimate incorporates drilling completed through July 2011. New Gold continues to actively drill the deposit which remains open in all directions and at depth. The table below summarizes the mineral resource estimate for the deposit at selected cut-off grades:

The updated mineral resource estimate adds an additional 71 core holes (24,660 metres) to the initial March 2011 resource estimate, bringing the total number of core holes used for the estimate to 148 (49,223 metres). Grade estimation was carried out by the inverse distance cubed method using 5 metre downhole drill composites. Gold grades were capped prior to compositing at 11 g/t within a low grade outer grade shell domain and at 17 g/t within an inner higher grade domain based on a 0.5 g/t grade shell. All silver grades were capped at 50 g/t. Classified blocks were constrained by an optimized pit shell using a gold price of $1,200 per ounce. Block dimensions were 10 by 10 by 10 metres. Density values assigned to the principal lithologies are based on 7,705 bulk density measurements of drill core.

Mark Petersen, New Gold Vice President, Exploration, Certified Professional Geologist and “Qualified Person” under NI 43-101 has reviewed and approved the contents of this material change report.

New Gold continues to actively drill the Blackwater deposit and looks forward to providing further updates on the company’s exploration efforts over the coming months.

Quality Assurance

New Gold maintains a Quality Assurance / Quality Control (“QA/QC”) program at the Blackwater Project using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of New Gold’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to Eco Tech Laboratories in Kamloops, British Columbia. Check analyses are completed by ALS Chemex Laboratories, Vancouver, British Columbia.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Susan Toews, Vice President Legal Affairs, and Corporate Secretary
(604) 639-2003

Item 9.	Date of Report
September 21, 2011

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this material change report, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this material change report, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of Richfield will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United
States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information
The scientific and technical information in this material change report has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.